SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 12)(1)


SANDATA, INC.
(Name of Issuer)


Common Stock par value $.001 per share
(Title of Class of Securities)


799-778-204
(CUSIP Number)


(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]  Rule 13d-1(b)

[  ]  Rule 13d-(c)

[  ]  Rule 13d-1(d)


(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 799-778-204                 13G                     Page 2 of 6 Pages

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        HUGH FREUND

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [  ]

                                                                (b) [  ]

3.      SEC USE ONLY


4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES

NUMBER          5.      SOLE VOTING POWER

OF SHARES               255,721

BENEFICIALLY    6.      SHARED VOTING POWER

OWNED BY EACH

REPORTING       7.      SOLE DISPOSITIVE POWER

PERSON                  255,721

WITH            8.      SHARED DISPOSITIVE POWER



9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        255,721

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          Excludes 87,000 shares held by Mr. Freund's spouse; and excludes 41,464 shares held by Mr. Freund's children, Emily and Leland Freund, of which Mr.Freund disclaims beneficial ownership. [ X ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        10.3%

12.     TYPE OF REPORTING PERSON*

        IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13G

Item 1(a).      Name of Issuer:

                Sandata, Inc.

Item 1(b).      Address of Issuer's Principal Executive Offices:

                26 Harbor Park Drive
                Port Washington, NY  11050

Item 2(a).      Name of Person Filing:

                Hugh Freund

Item 2(b).      Address of Principal Business Office or, if None, Residence:

                26 Harbor Park Drive
                Port Washington, NY  11050

Item 2(c).      Citizenship:

                United States of America

Item 2(d).      Title of Class of Securities:

                Common Shares, par value $.001 per share

Item 2(e).      CUSIP Number:

                799-778-204

Item 3. If this  Statement is Filed  Pursuant to Rule  13d-1(b),  or 13d-2(b) or
     (c), Check Whether the Person Filing is a:

(a)  [ ] Broker or dealer registered under Section 15 of the Exchange Act.

(b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)  [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) [ ] Investment company registered under Section 8 of the Investment Company Act.
(e)  [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned:

255,721 Excludes 41,464 shares held by Mr. Freund's adult children; excludes 87,000 shares held by Mr. Freund's spouse.

(b) Percent of Class:

10.3%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote 255,721,

(ii) Shared power to vote or to direct the vote none,

(iii) Sole power to dispose or to direct the disposition of 255,721,

(iv) Shared power to dispose or to direct the disposition of none.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. Inapplicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required. Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary. Inapplicable

Item 8. Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(d), attach an exhibit stating the identity of each member of the group. Inapplicable

Item 9. Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5. Inapplicable

Item 10. Certifications.

(a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

     "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect." Inapplicable

(b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

     "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 16, 1999
(Date)



/s/ Hugh Freund
(Signature)



Hugh Freund, Executive Vice President, Secretary
(Name/Title)